UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

May 16, 2019

Commission File Number: 001-31269

ALCON INC.

(Registrant Name)

Chemin de Blandonnet 8
1214 Vernier, Geneva, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibit Index

Exhibit
Number	Description

99.1	Press release issued by Alcon Inc. dated May 15, 2019 titled “Alcon Reports First Quarter 2019 Trading Update”.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALCON INC.

Date: May 16, 2019	By:	/s/ David J. Endicott
Name: David J. Endicott
Title: Authorized Representative

Date: May 16, 2019	By:	/s/ Royce Bedward
Name: Royce Bedward
Title: Authorized Representative

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